Carrollton Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Assets:		
Cash	$	54,950
Commissions and other receivables, net		11,878
Securities owned, non-marketable, at fair value		51,932
Other		37,630
Total assets	$	156,390

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	18,850
Other		2,288
Total liabilities		21,138
Member's equity		135,252
Total liabilities and member's equity	$	156,390

The accompanying Notes are an integral part of this statement